UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-12379

First Financial Bancorp Thrift Plan and Trust
300 High St.
Hamilton, OH 45011

First Financial Bancorp

300 High St.
Hamilton, OH 45011

Financial Statements and Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust

Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp Thrift Plan and Trust

Financial Statements and Supplemental Schedules

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Thrift Plan and Trust Administrative Committee
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2004 and 2003, and changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held as of December 31, 2004, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cincinnati, Ohio
June 21, 2005

First Financial Bancorp Thrift Plan and Trust

Statement of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments — at fair value:
First Financial Bancorp Common Stock	$18,410,962	$16,576,484
Mutual Funds	26,182,542	19,410,468
Prime Corporate Money Fund	829,309	4,405,321

Total investments	45,422,813	40,392,273

Receivables:
Interest and dividends	176,724	174,649

Cash	33,123	—

Total assets	45,632,660	40,566,922

Net assets available for benefits	$45,632,660	$40,566,922

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust

Statement of Changes in Net Assets Available for Benefits

	December 31,
	2004	2003
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$2,903,343	$2,455,669
Interest	281,595	148,527
Dividends	1,113,814	748,325

Total investment income	4,298,752	3,352,521

Contributions:
Employer	984,751	932,070
Participants	2,709,872	2,521,322
Rollovers	108,230	27,694
Participant loan payments	965	1,040

Total contributions	3,803,818	3,482,126
Other income	—	1,588

Total additions	8,102,570	6,836,235

Deductions from net assets attributed to:
Benefits paid to participants	3,033,982	3,007,906
Administrative expenses	2,850	1,650

Total deductions	3,036,832	3,009,556

Net increase	5,065,738	3,826,679
Net assets available for benefits:
Beginning of year	40,566,922	36,740,243

End of year	$45,632,660	$40,566,922

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (Bancorp) is the sponsor of the Plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp (Plan Sponsor) and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 50 percent of the employee’s contribution up to the first 6% of the participant’s deferrals. Employer contributions are initially invested in the First Financial Bancorp Common Stock Fund and are fully vested upon contribution to the Plan. As of March 31, 2002, participants have the option of directing the employer contributions out of the stock fund on the first valuation date following the date of contribution. Although the sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis. Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis. All contributions are fully vested when made and can be made to any of the investment options.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of Bancorp, adopt this plan for those employees which the Plan determines shall be eligible.

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions, employer contributions and the earnings on these accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.

Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.

Participants’ Accounts

Earnings are allocated on beginning account balances less any withdrawals during the quarter. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

Effective January 1, 2004, the plan was converted to a daily valuation plan with Federated Retirement Plan Services (Federated). In conjunction with the conversion, all plan investments, except for the First Financial Bancorp Common Stock, were liquidated and held in a money market fund during the blackout period. Participant balances were mapped from the previous investment options to the new investment funds based on the investment elections of each participant prior to the conversion. The funds were mapped as follows:

Small Cap Fund to Federated Kaufmann Small Cap
International Fund to American Funds EuroPacific Growth Fund
Legacy Multi Cap Core Equity Fund to Legacy Multi Cap Core Equity Fund
Legacy Core Bond Fund to Legacy Core Bond Fund
Balanced Fund to Balanced Fund
Vanguard Index 500 Fund to Federated Max-Cap Index Fund
Savings Fund to Federated Capital Preservation Fund

The First Financial Bancorp Common Stock Fund remained intact.

Employee contributions to the Plan may be allocated, in 5 percent increments, among any of the eight available funds, as follows:

The Federated Capital Preservation Fund invests in stable value products, including Guaranteed Investment Contracts (GIC’s), synthetic GIC’s, and money market funds. The fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation will occur daily and dividends will be declared daily and paid monthly.

The Legacy Core Bond Fund seeks a high level of current income as is consistent with preservation of capital. The fund invests primarily in investment-grade or comparable quality debt obligations such as bonds, notes, debentures, bills, and other intermediate and short-term debt securities issued by corporations of the U.S. government, its agencies, or instrumentalities.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts (continued)

The objective of the Balanced Fund is to balance capital appreciation and current income in stock and fixed income funds. The interest rate and market value of the model will change in reaction to interest rates, government policies, and worldwide economic conditions. The Balanced Fund allocates its assets to 40% bonds and 60% stocks.

The Legacy Multi-Cap Core Equity Fund seeks a high level of total return, consisting of capital appreciation and income. The Fund invests primarily in equity securities of companies of all market capitalizations, but emphasizes mid to large-cap companies. It may invest in common stocks, convertible securities, and preferred stocks of both domestic and foreign issues. It may also purchase undervalued stocks of companies if they offer prospects for substantial appreciation.

The First Financial Bancorp Common Stock Fund invests in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.

The American Funds EuroPacific Growth Fund (R3) seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.

The Federated Max-Cap Index Fund seeks investment results that correspond to the aggregate price and dividend performance of publicly traded common stocks by duplicating the composition of the S&P 500 Index.

The Federated Kaufmann Small Cap Fund (A) seeks capital appreciation by investing in equity securities of small-cap companies.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances, which are 100 percent vested.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank, National Association, a wholly-owned subsidiary of Bancorp, to hold the Bank stock investment option for the plan. Investments are stated at fair values based on quoted closing market prices obtained by Federated Retirement Plan Services from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent five (5) percent or more of the Plan’s net assets are as follows:

	December 31
	2004	2003

First Financial Bancorp common stock*	$18,410,962	$16,576,484
Federated Max-Cap Index	5,776,261	N/A
Federated Kaufmann Small Cap Fund	3,325,264	N/A
Legacy Multi-Cap Core Equity Fund	8,506,593	7,763,583
Legacy Core Bond Fund	3,590,954	4,308,398
Goldman Sachs Prime Corporate Money Fund	**	4,405,321
Vanguard 500 Index Fund	N/A	4,263,334
Federated Capital Preservation Fund	3,416,087	N/A

*	Investment is non-participant directed.

**	Less than 5%

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated in carrying value as follows:

	December 31
	2004	2003

First Financial Bancorp common stock	$1,456,204	$(568,151)
Equity and Fixed Income Mutual Funds	1,447,139	3,023,820

Net appreciation	$2,903,343	$2,455,669

First Financial Bancorp Thrift Plan and Trust

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor. The Trust is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Trust invests in common stock of the Plan Sponsor.

An affiliate of the Plan Sponsor is the Plan Trustee.

Through May of 2003, the Trust invested in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund, which were managed by the Plan Trustee. On May 31, 2003, all investments held by the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund, which are also managed by the Plan Trustee.

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp common stock*	1,052,055 shares	$6,256,806	$18,410,962

Goldman Sachs
Prime Corporate Money Fund	829,309 shares	829,309	829,309

Federated Capital Preservation Fund	338,280 shares	N/A	3,382,797

Legacy Core Bond Fund*	362,357 shares	N/A	3,590,954

Legacy Multi-Cap Core Equity Fund*	768,437 shares	N/A	8,506,593

American Funds Euro Pacific Grth Fund	45,396 shares	N/A	1,600,672

Federated Max-Cap Index Fund	236,248 shares	N/A	5,776,261

Federated Kaufmann Small Cap Fund	160,254 shares	N/A	3,325,265

			$45,422,813

*	Indicates party-in-interest to the Plan

N/A-Information is not required since these are participant directed investments

First Financial Bancorp Thrift Plan and Trust

EIN 31-1042001/Plan 002

Schedule H, Line 4 j — Schedule of Reportable Transactions

For the year ended December 31, 2004

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

* Goldman Sachs Prime
Corporate Money Fund	$5,882,587			$5,882,587	$5,882,587	$—

* Goldman Sachs Prime
Corporate Money Fund		6,096,277		6,096,277	6,096,277	$—

* Savings Fund		3,196,172		3,196,172	3,196,172	$—

* Federated Capital Preservation Fund	3,196,172			3,196,172	3,196,172	$—

* Vanguard 500 Index Fund		4,324,153		4,324,153	4,324,153	$—

* Federated Max-Cap Index Fund	4,324,153			4,324,153	4,324,153	$—

* Small Cap Fund		2,257,214		2,257,214	2,257,214	$—

* Federated Kaufmann Small Cap Fund	2,257,214			2,257,214	2,257,214	$—

There were no category (i), (ii), or (iv) reportable transactions during 2004.

*	Transaction occurred on the market.

NOTE:	Rental expense is not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP THRIFT AND TRUST
Date: June 27, 2005	By:	/s/ Betty S. Irvine
Betty S. Irvine
Asst. Vice President Human Resources First Financial Bancorp

/s/ J. Franklin Hall
J. Franklin Hall
Sr. Vice President and Chief Financial Officer First Financial Bancorp